Exhibit 99.1

Fanhua Reports Third Quarter 2021 Unaudited Financial Results

GUANGZHOU, China, November 23, 2021, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20211.

Financial Highlights for the Third Quarter of 2021:

(In thousands, except per ADS)	2020Q3	2021Q3	2021Q3	Change %
	(RMB)	(RMB)	(US$)
Total net revenues	812,003	683,537	106,083	(15.8)
Operating income	73,326	28,163	4,371	(61.6)
Net income attributable to the Company’s shareholders	75,322	34,250	5,316	(54.5)
Diluted net income per ADS	1.40	0.64	0.10	(54.3)
Cash, cash equivalents and short- term investments (As of September 30, 2020 and 2021)	1,700,472	1,397,727	216,923	(17.8)

Commenting on the financial results of third quarter of 2021, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “China’s life insurance industry continues to be under pressure in 2021, as consumer confidence has not yet fully recovered from concerns over macroeconomic uncertainties, especially for products such as life insurance that are not considered to be imminently-needed. Total gross written premiums (“GWP”) in the life insurance industry fell by 1.9% year-over-year in the third quarter of 2021.

“Fanhua’s overall performance in the third quarter of 2021 was in line with our expectations: total GWP hit RMB2.7 billion, representing a year-over-year increase of 8.9%, outperforming the industry. New policy sales reached RMB567.0 million, growing by 11.2% quarter-over-quarter. Operating income achieved RMB28.2 million, surpassing previous guidance.

“We are happy that we made good progress in executing Fanhua’s ‘Professionalization, Digitalization and Open Platform’ strategy in the third quarter of 2021, among which, we completed the target of building 10,000 digital entrepreneurial teams well ahead of schedule. We are currently focused on operating WeCom-based chat groups of these digital entrepreneurial teams to drive conversion.

“Meanwhile, Fanhua is actively advancing product customization and has made remarkable achievements. Since the beginning of this year, Fanhua, together with insurers and reinsurers, has co-launched 9 customized products, ranging from whole life, annuity, critical illness and term life insurance to million-yuan medical insurance. In the third quarter of 2021, customized products contributed over 30% to our total new policy sales.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate as of September 30, 2021 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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“Looking forward to the fourth quarter of 2021, we see both challenges and opportunities. The Notice on Further Regulating the Internet Life Insurance Business of Insurance Institutions (referred to as the ‘New Regulation’) issued by China Banking and Insurance Regulatory Commission on October 22, 2021 has become a trending topic in the industry. The rationale behind the New Regulation is to refocus on offline insurance distribution, particularly for longer term high-value products. Insurers and brokers with extensive offline sales network coverage will significantly benefit from the New Regulation and usher in broader development opportunities over the long run.

“We believe that our Professionalization, Digitalization and Open Platform strategy and our positioning of catering to the needs of 400 million middle-class families for family asset-allocation services well align with market trends and we are on the right track to fully capitalizing on the market opportunities.

“In the fourth quarter of 2021, Fanhua remains focused on the execution of our growth strategy, and get well prepared for the Jumpstart Sales Campaign 2022 to achieve our full year target for 2021 while winning a good start for 2022. Operating income is expected to reach approximately RMB80 million for the fourth quarter of 2021.”

Financial Results for the Third Quarter of 2021

Total net revenues were RMB683.5 million (US$106.1 million) for the third quarter of 2021, representing a decrease of 15.8% from RMB812.0 million for the corresponding period in 2020.

●	Net revenues for agency business were RMB562.1 million (US$87.2 million) for the third quarter of 2021, representing a decrease of 18.7% from RMB691.6 million for the corresponding period in 2020. In the third quarter of 2021, total GWP increased by 8.9% year-over-year to RMB2.7 billion, of which first year premiums decreased by 14.2% year-over-year and increased by 11.2% quarter-over-quarter to RMB567.0 million while renewal premiums grew by 17.2% year-over-year to RMB2,140.9 million.

◆	Net revenues for the life insurance business were RMB525.2 million (US$81.5 million) for the third quarter of 2021, representing a decrease of 19.5% from RMB652.4 million for the corresponding period in 2020. The decrease was mainly due to the continued adverse impact on demand for critical illness insurance after the strong sales prior to the transition to the new critical illness definition framework in the first quarter of 2021. In the third quarter of 2021, total life insurance GWP increased by 9.0% year-over-year to RMB2.6 billion, of which first year premiums decreased by 16.7% year-over-year to RMB485.3 million and renewal premiums increased by 17.2% year-over-year to RMB2,140.9 million.

During the current period, estimated variable renewal commissions related to long-term life insurance products of RMB50.3 million (US$7.8 million) was recognized in our financial statements. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets.

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Revenues generated from our life insurance business accounted for 76.8% of our total net revenues in the third quarter of 2021.

◆	Net revenues for the P&C insurance business were RMB36.9 million (US$5.7 million) for the third quarter of 2021, representing a decrease of 5.9% from RMB39.2 million for the corresponding period in 2020. Net revenues for the P&C insurance business are mainly derived from commissions for short term products, including accident insurance, medical insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). The decrease was primarily due to a slight decrease in average commission rate due to changes in product mix. Revenues generated from the P&C insurance business accounted for 5.4% of our total net revenues in the third quarter of 2021.

●	Net revenues for the claims adjusting business were RMB121.4 million (US$18.8 million) for the third quarter of 2021, representing an increase of 0.8% from RMB120.4 million for the corresponding period in 2020. Revenues generated from the claims adjusting business accounted for 17.8% of our total net revenues in the third quarter of 2021.

Total operating costs and expenses were RMB655.4 million (US$101.7 million) for the third quarter of 2021, representing a decrease of 11.3% from RMB738.7 million for the corresponding period in 2020.

●	Commission costs were RMB440.9 million (US$68.4 million) for the third quarter of 2021, representing a decrease of 18.6% from RMB541.4 million for the corresponding period in 2020.

●	Commission cost for agency business were RMB367.5 million (US$57.0 million) for the third quarter of 2021, representing a decrease of 22.2% from RMB472.5 million for the corresponding period in 2020.

◆	Costs of the life insurance business were RMB341.6 million (US$53.0 million) for the third quarter of 2021, representing a decrease of 23.7% from RMB447.6 million for the corresponding period in 2020. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 77.5% of our total commission costs in the third quarter of 2021.

◆	Costs of the P&C insurance business were RMB25.9 million (US$4.0 million) for the third quarter of 2021, representing an increase of 4.0% from RMB24.9 million for the corresponding period in 2020. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The increase in the cost of P&C insurance business was mainly due to a slight increase in rates of commission costs paid to agents. Costs incurred by the P&C insurance business accounted for 5.9% of our total commission costs in the third quarter of 2021.

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◆	Costs of claims adjusting business were RMB73.4 million (US$11.4 million) for the third quarter of 2021, representing an increase of 6.5% from RMB68.9 million for the corresponding period in 2020. Costs incurred by the claims adjusting business accounted for 16.6% of our total commission costs in the third quarter of 2021.

●	Selling expenses were RMB71.6 million (US$11.1 million) for the third quarter of 2021, representing a decrease of 8.8% from RMB78.5 million for the corresponding period in 2020. The decrease was due to decreased sales events, offset by increased contributions to employees’ defined contribution plans which had a lower base in the same period of last year as the government waived the contribution in 2020 in view of the impact of COVID-19.

●	General and administrative expenses were RMB142.9 million (US$22.2 million) for the third quarter of 2021, representing an increase of 20.2% from RMB118.9 million for the corresponding period in 2020. The increase was mainly due to increased expenditures for execution of the Professionalization, Digitalization and Open Platform strategy and increased contributions to employees’ defined contribution plans which had a lower base in the same period of last year as the government waived the contribution in 2020 in view of the impact of COVID-19.

As a result of the preceding factors, we recorded an operating income of RMB28.2 million (US$4.4 million) for the third quarter of 2021, representing a decrease of 61.6% from RMB73.3 million for the corresponding period in 2020.

Operating margin was 4.1% for the third quarter of 2021, compared to 9.0% for the corresponding period in 2020.

Investment income was RMB8.8 million (US$1.4 million) for the third quarter of 2021, representing a decrease of 31.8% from RMB12.9 million for the corresponding period in 2020. The investment income in the third quarter of 2021 consisted of yields from short-term investments in financial products. The decrease in investment income was mainly due to a decrease in cash available for investment in short-term investment products.

Income tax expense was RMB9.3 million (US$1.4 million) for the third quarter of 2021, representing a decrease of 56.3% from RMB21.3 million for the corresponding period in 2020 due to the decrease in taxable income. The effective tax rate for the third quarter of 2021 was 21.4% compared with 22.9% for the corresponding period in 2020.

Share of income of affiliates was RMB2.5 million (US$0.4 million) for the third quarter of 2021, representing a decrease of 73.1% from RMB9.3 million for the corresponding period in 2020, mainly attributable to the decrease in income from CNFinance Holdings Limited.

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Net income was RMB36.8 million (US$5.7 million) for the third quarter of 2021, representing a decrease of 54.5% from RMB80.8 million for the corresponding period in 2020.

Net income attributable to the Company’s shareholders was RMB34.3 million (US$5.3 million) for the third quarter of 2021, representing a decrease of 54.5% from RMB75.3 million for the corresponding period in 2020.

Net margin was 5.0% for the third quarter of 2021 as compared to 9.3% for the corresponding period in 2020.

Basic and diluted net income per ADS were RMB0.64 (US$0.10) and RMB0.64 (US$0.10) for the third quarter of 2021, respectively, representing decreases of 54.3% and 54.3% from RMB1.40 and RMB1.40 for the corresponding period in 2020.

As of September 30, 2021, the Company had RMB1,397.7 million (US$216.9 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in the Third Quarter of 2021:

●	Baowang (www.baoxian.com) - Our direct-to-consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of registered customer accounts was 3.5 million as of September 30, 2021, representing an increase of 16.7% from approximately 3.0 million as of September 30, 2020;

➢	The number of active customer accounts[2] was 116,991 in the third quarter of 2021, representing an increase of 25.3% from 93,374 in the corresponding period of 2020

➢	Insurance premiums generated on Baoxian.com was RMB88.8 million (US$13.8 million) in the third quarter of 2021 representing an increase of 8.7% from RMB81.7 million in the corresponding period of 2020.

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[3] was 28,960 in the third quarter of 2021, as compared to 45,635 in the corresponding period in 2020. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 16,083 in the third quarter of 2021, as compared to 27,908 in the corresponding period in 2020. The decrease was mainly due to the weakened demand for critical illness insurance after the strong sales prior to the transition to the new critical illness definition framework in the first quarter of 2021;

[2]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.
[3]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

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➢	Insurance premiums generated through Lan Zhanggui were RMB531.3 million (US$82.5 million) in the third quarter of 2021, among which life insurance premiums was RMB451.5 million (US$70.1 million) and non-life insurance premiums were RMB79.8 million (US$12.4 million), respectively, as compared to RMB693.2 million total insurance premiums generated through Lan Zhanggui which included RMB552.3 million life insurance premiums and RMB140.9 million non-life insurance premiums in the corresponding period in 2020.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 2.3 million as of September 30, 2021, as compared to 3.0 million as of September 30, 2020.

Recent Developments

●	As of September 30, 2021, Fanhua had 307,835 sales agents and 2,054 professional claims adjusters, compared with 424,510 sales agents and 1,615 professional claims adjusters as of September 30, 2020. The decrease in the number of sales agents was mainly due to our efforts to streamline sales force and focus more on high-performing sales agents. The number of performing agents[4] was 60,887, and the number of performing agents for selling life insurance products was approximately 16,576 in the third quarter of 2021. As of September 30, 2021, Fanhua’s distribution network consisted of 750 sales outlets in 23 provinces and 110 services outlets in 31 provinces, compared with 764 sales outlets in 22 provinces and 121 service outlets in 31 provinces as of September 30, 2020.

Business Outlook

Fanhua expects its operating income to be approximately RMB80 million for the fourth quarter of 2021. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors.

Conference Call

The Company will host a conference call to discuss its third quarter 2021 financial results as per the following details.

Time: 8:00 PM Eastern Daylight Time on November 23, 2021

or 9:00 AM Beijing/Hong Kong Time on November 24, 2021

The toll free dial-in numbers:

United States	1-833-239-5565
United Kingdom	0800-279-8057
France	0805-101-226
Germany	0800-182-0671
Australia	1-300-717-205
Hong Kong, China	800-906-601
Japan	0120-925-376
South Korea	080-850-0474

[4]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

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The toll dial-in numbers:

China (Mainland)	400-820-5286
Hong Kong, China & Other Areas	+852 30186771

Conference ID #: 6049226

Additionally, a live and archived web cast of this call will be available at: https://edge.media-server.com/mmc/p/swgrgv7o

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2021, our distribution and service network is consisted of 750 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 110 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	245,428	615,534	95,529
Restricted cash	83,981	92,830	14,407
Short term investments	1,307,865	782,193	121,394
Accounts receivable, net	583,116	563,235	87,413
Other receivables	50,242	66,547	10,328
Other current assets	41,148	39,222	6,087
Total current assets	2,311,780	2,159,561	335,158

Non-current assets:
Restricted bank deposit - non current	20,689	15,735	2,442
Accounts receivable, net - non-current	—	139,553	21,658
Property, plant, and equipment, net	36,778	44,190	6,858
Goodwill and intangible assets, net	109,913	109,869	17,051
Deferred tax assets	10,032	16,128	2,503
Investment in affiliates	357,661	386,175	59,933
Other non-current assets	33,743	31,686	4,918
Right of use assets	200,403	202,902	31,490
Total non-current assets	769,219	946,238	146,853
Total assets	3,080,999	3,105,799	482,011

Current liabilities:
Accounts payable	377,386	300,076	46,571
Insurance premium payables	25,421	36,844	5,718
Other payables and accrued expenses	188,448	164,644	25,552
Accrued payroll	105,739	97,733	15,169
Income tax payable	145,983	123,090	19,103
Current operating lease liability	86,233	87,070	13,513
Total current liabilities	929,210	809,457	125,626

Non-current liabilities:
Accounts payable – non-current	—	72,409	11,238
Other tax liabilities	67,219	67,219	10,432
Deferred tax liabilities	26,380	61,199	9,498
Non-current operating lease liability	103,526	104,866	16,274
Total non-current liabilities	197,125	305,693	47,442
Total liabilities	1,126,335	1,115,150	173,068

Ordinary shares	8,088	8,088	1,255
Statutory reserves	553,911	553,911	85,966
Retained earnings	1,306,554	1,355,166	210,318
Accumulated other comprehensive loss	(34,994)	(41,486)	(6,439)
Total shareholders’ equity	1,833,559	1,875,679	291,100
Non-controlling interests	121,105	114,970	17,843
Total equity	1,954,664	1,990,649	308,943
Total liabilities and equity	3,080,999	3,105,799	482,011

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	US$
Net revenues:
Agency	691,593	562,127	87,241	2,107,511	2,139,684	332,073
Life insurance business	652,370	525,241	81,516	2,006,030	2,037,264	316,178
P&C insurance business	39,223	36,886	5,725	101,481	102,420	15,895
Claims adjusting	120,410	121,410	18,842	308,660	328,801	51,029
Total net revenues	812,003	683,537	106,083	2,416,171	2,468,485	383,102
Operating costs and expenses:
Agency	(472,512)	(367,452)	(57,028)	(1,452,077)	(1,405,090)	(218,066)
Life insurance Business	(447,634)	(341,577)	(53,012)	(1,381,898)	(1,331,519)	(206,648)
P&C insurance Business	(24,878)	(25,875)	(4,016)	(70,179)	(73,571)	(11,418)
Claims adjusting	(68,851)	(73,426)	(11,396)	(179,917)	(205,182)	(31,844)
Total operating costs	(541,363)	(440,878)	(68,424)	(1,631,994)	(1,610,272)	(249,910)
Selling expenses	(78,460)	(71,627)	(11,116)	(209,859)	(229,352)	(35,595)
General and administrative expenses	(118,854)	(142,869)	(22,172)	(344,006)	(409,292)	(63,521)
Total operating costs and expenses	(738,677)	(655,374)	(101,712)	(2,185,859)	(2,248,916)	(349,026)
Income from operations	73,326	28,163	4,371	230,312	219,569	34,076
Other income, net:
Investment income	12,910	8,847	1,373	27,039	25,388	3,940
Interest income	3,196	468	73	11,140	1,510	234
Others, net	3,359	6,116	949	28,747	24,111	3,742
Income from operations before income taxes and share income of affiliates	92,791	43,594	6,766	297,238	270,578	41,992
Income tax expense	(21,286)	(9,315)	(1,446)	(69,910)	(57,906)	(8,987)
Share of income of affiliates	9,279	2,486	386	1,427	28,813	4,472
Net income	80,784	36,765	5,706	228,755	241,485	37,477
Less: net income attributable to noncontrolling interests	5,462	2,515	390	8,327	1,445	224
Net income attributable to the Company’s shareholders	75,322	34,250	5,316	220,428	240,040	37,253

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.07	0.03	0.01	0.21	0.22	0.03
Diluted	0.07	0.03	0.01	0.21	0.22	0.03

Net income per ADS:
Basic	1.40	0.64	0.10	4.11	4.47	0.69
Diluted	1.40	0.64	0.10	4.10	4.47	0.69

Shares used in calculating net income per share:
Basic	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784
Diluted	1,074,291,392	1,074,291,210	1,074,291,210	1,074,291,409	1,074,291,220	1,074,291,220

Net income	80,784	36,765	5,706	228,755	241,485	37,477
Other comprehensive income, net of tax: Foreign currency translation adjustments	6,302	(279)	(43)	10,159	(7,968)	(1,237)
Share of other comprehensive (loss) gain of affiliates	(1,553)	197	31	(694)	(299)	(46)
Unrealized net gains on available-for-sale investments	3,917	4,469	694	15,702	1,775	276
Comprehensive income	89,450	41,152	6,388	253,922	234,993	36,470
Less: Comprehensive income attributable to the noncontrolling interests	5,462	2,515	390	8,327	1,445	224
Comprehensive income attributable to the Company’s shareholders	83,988	38,637	5,998	245,595	233,548	36,246

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	80,784	36,765	5,706	228,755	241,485	37,477
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(8,030)	(1,736)	(269)	(13,132)	(3,163)	(491)
Share of income of affiliates	(9,279)	(2,486)	(386)	(1,427)	(28,813)	(4,472)
Other non-cash adjustments	31,153	10,390	1,612	102,090	5,769	895
Changes in operating assets and liabilities	32,625	(25,228)	(3,916)	(14,465)	(157,196)	(24,395)
Net cash generated from operating activities	127,253	17,705	2,747	301,821	58,082	9,014
Cash flows from investing activities:
Purchase of short term investments	(2,326,840)	(1,510,370)	(234,405)	(6,934,962)	(7,255,010)	(1,125,960)
Proceeds from disposal of short term investments	1,827,416	1,842,576	285,963	7,078,630	7,798,830	1,210,359
Cash received from disposal of nominee shareholding	—	—	—	—	10,200	1,583
Cash paid for loan receivables to a third party	—	—	—	(90,000)	—	—
Others	(3,832)	(2,841)	(441)	(9,575)	(20,232)	(3,140)
Net cash (used in) generated from investing activities	(503,256)	329,365	51,117	44,093	533,788	82,842
Cash flows from financing activities：
Dividends paid	(91,865)	(51,958)	(8,064)	(300,695)	(191,427)	(29,709)
Repayment of borrowing related to nominee shareholding	—	—	—	—	(10,200)	(1,583)
Dividend distributed to non-controlling interest	—	—	—	—	(7,580)	(1,176)
Net cash used in financing activities	(91,865)	(51,958)	(8,064)	(300,695)	(209,207)	(32,468)
Net (decrease) increase in cash, cash equivalents and restricted cash	(467,868)	295,112	45,800	45,219	382,663	59,388
Cash, cash equivalents and restricted cash at beginning of period	786,737	429,330	66,631	265,605	350,098	54,335
Effect of exchange rate changes on cash and cash equivalents	(709)	(343)	(53)	7,336	(8,662)	(1,345)
Cash, cash equivalents and restricted cash at end of period	318,160	724,099	112,378	318,160	724,099	112,378

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.

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